UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

February 19, 2025

Commission File Number 001-39007

Borr Drilling Limited

S. E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibits

99.1	Press Release
99.2	Borr Drilling Limited Q4 2024 Earnings Release
99.3	Borr Drilling Limited Fleet Status Report 19 February 2025

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BORR DRILLING LIMITED

Date: February 19, 2025	By:	/s/ Mi Hong Yoon
	Name:	Mi Hong Yoon
	Title:	Director